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VIA EDGAR Cecilia Blye Chief, Office of Global Security Risk Division of Corporation Finance U.S. Securities and Exchange Commission 100 F Street N.E. Washington, DC 20549	August 22, 2014

Re:	Paragon Shipping Inc. Form 20-F for the Fiscal Year Ended December 31, 2013 Filed March 27, 2014 File No. 1-33655

Dear Ms. Blye:
On behalf of Paragon Shipping Inc. (the "Company"), we submit this response to your letter dated August 12, 2014, in which the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") presented comments relating to the Company's annual report on Form 20-F for the fiscal year ended December 31, 2013. The Company's responses, together with the Staff's comments, are set forth below.
Risk Factors, page 3
If our Vessel calls on ports located in countries that are subject to restrictions..., page 8

1.	You disclose that from time to time your vessels may call on ports in Cuba, Sudan and Syria. Please tell us about any port calls by your vessels to Cuba, Sudan and Syria, and tell us about any other contacts with those countries. As you know, Cuba, Sudan and Syria are designated by the U.S. Department of State as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. Please describe to us the nature and extent of your past, current, and anticipated contacts with those countries, whether through subsidiaries, affiliates, charterers, or other direct or indirect arrangements. You should describe any services, products or technology that you have provided to Cuba, Sudan, or Syria, and any agreements, commercial arrangements, or other contacts you have had with the governments of those countries or entities they control.

Response: The Company notes the Staff's comment and advises the Staff that the Company's vessels have not made any port calls to Cuba, Sudan or Syria, and that, to the Company's knowledge, it has not had, does not have and does not anticipate having in the future any direct or indirect contacts with those countries, including any agreements, commercial arrangements or other contacts, directly or indirectly, with the governments or entities controlled by the governments of Cuba, Sudan or Syria, and does not intend to provide any services, product or technology, whether directly or indirectly, to such countries.

2.	Please discuss the materiality of your contacts with Cuba, Sudan and Syria described in response to the comment above and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value. Various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. You should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Cuba, Sudan and Syria.

Response: As noted in the Company's response to the comment above, the Company has had no such contacts with Cuba, Sudan or Syria.

Cecilia Blye
Chief, Office of Global Security Risk
Division of Corporation Finance
U.S. Securities and Exchange Commission
August 22, 2014

____________________
If you have any questions or comments concerning this letter, please feel free to contact the undersigned at (212) 574-1265.

Very truly yours,

SEWARD & KISSEL LLP

		By:	/s/ Edward S. Horton
Edward S. Horton

cc:	Robert Perri
Chief Financial Officer
Paragon Shipping Inc.
15 Karamanli Avenue
GR 166 73
Voula
Greece

Paragon Shipping Inc.
15 Karamanli Avenue
GR 166 73 Voula, Greece

Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Cecilia Blye

Re:	Paragon Shipping Inc.

August 22, 2014

Ladies and Gentlemen:

The undersigned registrant hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in this filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

PARAGON SHIPPING INC.

By:	/s/ Robert Perri
Name:	Robert Perri
Title:	Chief Financial Officer